Zarlink Board of Directors Responds to Unsolicited Bid Announcement by Microsemi Corporation

OTTAWA, CANADA, August 17, 2011 – Zarlink Semiconductor (TSX: ZL) today acknowledged that Microsemi Corporation announced that 0916753 B.C. ULC, an indirect wholly-owned subsidiary of Microsemi, has commenced unsolicited offers to acquire all of the outstanding shares of Zarlink for $3.35 per share and all of the outstanding convertible debentures of Zarlink for $1,367.35 per $1,000 principal amount of convertible debentures. Zarlink advises shareholders and debentureholders not to take any action until further notice.

On July 20, 2011, the Zarlink Board rejected as financially inadequate and opportunistic Microsemi’s public non-binding proposal to acquire all of the outstanding shares of Zarlink at the same $3.35 price per share and stated that that price significantly undervalued Zarlink and its future prospects.  The Zarlink Board will review Microsemi’s unsolicited offer to determine the course of action that it believes is in the best interests of Zarlink and its stakeholders.

Zarlink advises its shareholders and debentureholders not to take any action concerning the Microsemi offers until they have received further communications from the Zarlink Board. The Zarlink Board will be issuing a Directors’ Circular in accordance with applicable securities laws which will contain important information for shareholders and debentureholders, including the Board’s recommendation as to the action in response to the Microsemi offer that it believes is in the best interest of stakeholders. The Directors’ Circular will also be filed on SEDAR with Canadian securities regulators and on EDGAR with the U.S. Securities and Exchange Commission.

Zarlink notes Microsemi's statements in its press release and wishes to clarify that it is Microsemi that has chosen not to participate in Zarlink's strategic review process. Zarlink is disappointed that, despite its repeated invitations, Microsemi has declined to participate in Zarlink’s strategic review process on reasonable terms that favour the best outcome for Zarlink and its stakeholders.
The Zarlink Board has deferred the "Separation Time" that would otherwise have occurred as a consequence of the Microsemi offers until a later date to be determined by the Board. The Rights will not be exercisable, nor will certificates representing the Rights be issued, unless and until the "Separation Time" occurs. In spite of the deferral of the Separation Time, the Shareholder Rights Plan remains in full force and effect.

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the applicable regulations of the Canadian Securities Administrators. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; significant fluctuations in foreign exchange rates may adversely impact our results of operations; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com